UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________
FORM 6-K
__________________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended September 30, 2023
Commission File Number 001-38332

QIAGEN N.V.
Hulsterweg 82
5912 PL Venlo
The Netherlands
__________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒           Form 40-F  ☐
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

QIAGEN N.V.
Form 6-K

2

Other Information

For the three and nine months ended September 30, 2023, QIAGEN N.V. prepared its quarterly report under United States generally accepted accounting principles (U.S. GAAP). This quarterly report is furnished herewith as Exhibit 99.1 and incorporated by reference herein.
3

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

BY:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date:	October 31, 2023
4

Exhibit Index

Exhibit No.	Exhibit

99.1	U.S. GAAP Quarterly Report for the Period Ended September 30, 2023

5

Exhibit 99.1
QIAGEN N.V. and Subsidiaries
U.S. GAAP Quarterly Report for the Period Ended September 30, 2023

Condensed Consolidated Financial Statements
QIAGEN N.V. and Subsidiaries Condensed Consolidated Balance Sheets
(in thousands)	Notes	September 30, 2023	December 31, 2022
		(unaudited)
Assets
Current assets:
Cash and cash equivalents		$579,935	$730,669
Short-term investments		435,843	687,597
Accounts receivable, net of allowance for credit losses of $20,441 and $22,880, respectively		326,690	323,750
Inventories, net	(5)	399,207	357,960
Prepaid expenses and other current assets (of which $11,929 due from related parties in 2022)	(9)	220,715	293,976
Total current assets		1,962,390	2,393,952
Long-term assets:
Property, plant and equipment, net of accumulated depreciation of $549,032 and $502,967, respectively		706,020	662,170
Goodwill	(6)	2,434,467	2,352,569
Intangible assets, net of accumulated amortization of $778,123 and $727,691, respectively	(6)	542,604	544,796
Fair value of derivative instruments - long-term	(9)	63,160	131,354
Other long-term assets	(7)	198,057	202,894
Total long-term assets		3,944,308	3,893,783
Total assets		$5,906,698	$6,287,735
The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. and Subsidiaries Condensed Consolidated Balance Sheets
(in thousands, except par value)	Notes	September 30, 2023	December 31, 2022
		(unaudited)
Liabilities and equity
Current liabilities:
Current portion of long-term debt	(8)	$100,608	$389,552
Accrued and other current liabilities	(4, 9, 10)	346,876	486,237
Accounts payable		76,887	98,734
Total current liabilities		524,371	974,523
Long-term liabilities:
Long-term debt, net of current portion	(8)	1,382,359	1,471,898
Fair value of derivative instruments - long-term	(9)	101,604	156,718
Other long-term liabilities		204,664	217,985
Total long-term liabilities		1,688,627	1,846,601
Commitments and contingencies	(15)
Equity:
Preference shares, 0.01 EUR par value, authorized—450,000 shares, no shares issued and outstanding		—	—
Financing preference shares, 0.01 EUR par value, authorized—40,000 shares, no shares issued and outstanding		—	—
Common shares, 0.01 EUR par value, authorized—410,000 shares, issued—230,829 shares	(13)	2,702	2,702
Additional paid-in capital		1,903,082	1,868,015
Retained earnings		2,360,880	2,160,173
Accumulated other comprehensive loss	(13)	(438,687)	(404,091)
Less treasury shares, at cost—2,647 and 3,113 shares, respectively		(134,277)	(160,188)
Total equity		3,693,700	3,466,611
Total liabilities and equity		$5,906,698	$6,287,735
The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. and Subsidiaries Condensed Consolidated Statements of Income (Unaudited)
		Three Months Ended		Nine Months Ended
		September 30,		September 30,
(in thousands, except per share data)	Notes	2023	2022	2023	2022
Net sales	(4)	$475,894	$499,631	$1,456,149	$1,643,534
Cost of sales:
Cost of sales		161,864	163,511	490,407	531,010
Acquisition-related intangible amortization		16,070	15,069	48,154	45,485
Total cost of sales		177,934	178,580	538,561	576,495
Gross profit		297,960	321,051	917,588	1,067,039
Operating expenses:
Sales and marketing		111,462	114,582	342,434	351,976
Research and development		47,934	48,868	152,545	145,140
General and administrative		28,649	30,880	90,780	97,758
Acquisition-related intangible amortization		2,713	2,846	8,072	8,562
Restructuring, acquisition, integration and other, net		10,021	26,216	24,434	36,716
Total operating expenses		200,779	223,392	618,265	640,152
Income from operations		97,181	97,659	299,323	426,887
Other income (expense):
Interest income		20,380	9,935	59,731	16,495
Interest expense		(13,018)	(16,287)	(40,969)	(43,482)
Other (expense) income, net		(4,713)	4,411	(7,152)	6,864
Total other income (expense), net		2,649	(1,941)	11,610	(20,123)
Income before income tax expense		99,830	95,718	310,933	406,764
Income tax expense	(11)	22,012	13,324	67,294	72,397
Net income		$77,818	$82,394	$243,639	$334,367
Basic earnings per common share		$0.34	$0.36	$1.07	$1.47
Diluted earnings per common share		$0.34	$0.36	$1.06	$1.45

Weighted-average common shares outstanding:
Basic		228,258	227,753	228,104	227,514
Diluted		230,613	230,084	230,578	230,062
The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. and Subsidiaries Condensed Consolidated Statements of Comprehensive Income (Unaudited)
		Three Months Ended
		September 30,
(in thousands)	Notes	2023	2022
Net income		$77,818	$82,394
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Gains on cash flow hedges, net of $2,140 tax expense and $1,636 tax expense, respectively	(9)	6,155	4,706
Reclassification adjustments on cash flow hedges, net of $3,287 tax benefit and $3,138 tax benefit, respectively	(9)	(9,454)	(9,027)
Cash flow hedges, net of tax		(3,299)	(4,321)
Net investment hedge	(9)	13,048	31,739
Foreign currency translation adjustments, net of $0 tax and $242 tax expense, respectively		(30,534)	(76,930)
Total other comprehensive loss		(20,785)	(49,512)
Comprehensive income		$57,033	$32,882

		Nine Months Ended
		September 30,
(in thousands)	Notes	2023	2022
Net income		$243,639	$334,367
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
(Losses) gains on cash flow hedges, net of $3,499 tax benefit and $5,304 tax expense, respectively	(9)	(10,062)	15,256
Reclassification adjustments on cash flow hedges, net of $1,412 tax expense and $7,499 tax benefit, respectively	(9)	4,059	(21,568)
Cash flow hedges, net of tax		(6,003)	(6,312)
Net investment hedge	(9)	3,465	52,415
Foreign currency translation adjustments, net of $0 tax and $854 tax expense, respectively		(32,058)	(160,366)
Total other comprehensive loss		(34,596)	(114,263)
Comprehensive income		$209,043	$220,104
The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. and Subsidiaries Condensed Consolidated Statements of Changes in Equity (Unaudited)
(in thousands)	Notes	Common Shares		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Shares		Total Equity
		Shares	Amount				Shares	Amount
Balance at June 30, 2023		230,829	$2,702	$1,890,023	$2,283,062	($417,902)	(2,647)	($134,277)	$3,623,608
Net income		—	—	—	77,818	—	—	—	77,818
Unrealized gain, net on hedging contracts	(9)	—	—	—	—	19,203	—	—	19,203
Realized gain, net on hedging contracts	(9)	—	—	—	—	(9,454)	—	—	(9,454)
Translation adjustment, net	(13)	—	—	—	—	(30,534)	—	—	(30,534)
Share-based compensation	(12)	—	—	13,059	—	—	—	—	13,059
Balance at September 30, 2023		230,829	$2,702	$1,903,082	$2,360,880	($438,687)	(2,647)	($134,277)	$3,693,700

Balance at June 30, 2022		230,829	$2,702	$1,841,757	$1,990,596	($391,421)	(3,135)	($161,223)	$3,282,411
Net income		—	—	—	82,394	—	—	—	82,394
Unrealized gain, net on hedging contracts	(9)	—	—	—	—	36,445	—	—	36,445
Realized gain, net on hedging contracts	(9)	—	—	—	—	(9,027)	—	—	(9,027)
Translation adjustment, net	(13)	—	—	—	—	(76,930)	—	—	(76,930)
Issuance of common shares in connection with stock plan		—	—	—	(415)	—	7	415	—
Tax withholding related to vesting of stock awards	(12)	—	—	—	—	—	(1)	(135)	(135)
Share-based compensation	(12)	—	—	12,602	—	—	—	—	12,602
Balance at September 30, 2022		230,829	$2,702	$1,854,359	$2,072,575	($440,933)	(3,129)	($160,943)	$3,327,760
The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. and Subsidiaries Condensed Consolidated Statements of Changes in Equity (Unaudited)
(in thousands)	Notes	Common Shares		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Shares		Total Equity
		Shares	Amount				Shares	Amount
Balance at December 31, 2022		230,829	$2,702	$1,868,015	$2,160,173	($404,091)	(3,113)	($160,188)	$3,466,611
Net income		—	—	—	243,639	—	—	—	243,639
Unrealized loss, net on hedging contracts	(9)	—	—	—	—	(6,597)	—	—	(6,597)
Realized loss, net on hedging contracts	(9)	—	—	—	—	4,059	—	—	4,059
Translation adjustment, net	(13)	—	—	—	—	(32,058)	—	—	(32,058)
Issuance of common shares in connection with stock plan		—	—	—	(42,932)	—	840	43,095	163
Tax withholding related to vesting of stock awards	(12)	—	—	—	—	—	(374)	(17,184)	(17,184)
Share-based compensation	(12)	—	—	35,067	—	—	—	—	35,067
Balance at September 30, 2023		230,829	$2,702	$1,903,082	$2,360,880	($438,687)	(2,647)	($134,277)	$3,693,700

Balance at December 31, 2021		230,829	$2,702	$1,818,508	$1,791,740	($326,670)	(3,755)	($189,730)	$3,096,550
Net income		—	—	—	334,367	—	—	—	334,367
Unrealized gain, net on hedging contracts	(9)	—	—	—	—	67,671	—	—	67,671
Realized gain, net on hedging contracts	(9)	—	—	—	—	(21,568)	—	—	(21,568)
Translation adjustment, net	(13)	—	—	—	—	(160,366)	—	—	(160,366)
Issuance of common shares in connection with stock plan		—	—	—	(53,532)	—	1,143	53,639	107
Tax withholding related to vesting of stock awards	(12)	—	—	—	—	—	(517)	(24,852)	(24,852)
Share-based compensation	(12)	—	—	35,851	—	—	—	—	35,851
Balance at September 30, 2022		230,829	$2,702	$1,854,359	$2,072,575	($440,933)	(3,129)	($160,943)	$3,327,760
The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. and Subsidiaries Condensed Consolidated Statements of Cash Flows (Unaudited)
		Nine Months Ended
		September 30,
(in thousands)	Notes	2023	2022
Cash flows from operating activities:
Net income		$243,639	$334,367
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization		153,766	153,725
Non-cash impairments	(7)	4,158	22,555
Amortization of debt discount and issuance costs	(8)	25,143	25,124
Share-based compensation expense	(12)	35,067	35,851
Deferred tax benefit		(14,421)	(40,196)
Other items, net including fair value changes in derivatives		7,174	11,883
Net changes in operating assets and liabilities:
Accounts receivable		(9,039)	16,147
Inventories		(58,830)	(44,768)
Prepaid expenses and other current assets		(250)	41,072
Other long-term assets		(577)	(89)
Accounts payable		(17,451)	(10,703)
Accrued and other current liabilities		(62,832)	(14,438)
Income taxes		1,499	75,042
Other long-term liabilities		1,041	(14,627)
Net cash provided by operating activities		308,087	590,945
Cash flows from investing activities:
Purchases of property, plant and equipment		(98,260)	(86,284)
Purchases of intangible assets	(6)	(12,320)	(16,461)
Purchases of short-term investments		(905,617)	(1,003,946)
Proceeds from redemptions of short-term investments		1,151,742	558,554
Cash paid for acquisitions, net of cash acquired	(3)	(149,532)	(63,651)
Cash (paid) received for collateral asset	(9)	(12,557)	10,600
Purchases of investments, net	(7)	(2,657)	(1,156)
Other investing activities		—	107
Net cash used in investing activities		(29,201)	(602,237)

QIAGEN N.V. and Subsidiaries Condensed Consolidated Statements of Cash Flows (Unaudited)
		Nine Months Ended
		September 30,
(in thousands)	Notes	2023	2022
Cash flows from financing activities:
Proceeds from long-term debt, net of issuance costs	(8)	—	371,452
Repayment of long-term debt	(8)	(400,000)	—
Proceeds from exercise of call options related to cash convertible notes	(8)	36,762	—
Payment of intrinsic value of cash convertible notes	(8)	(36,762)	—
Proceeds from issuance of common shares		163	107
Tax withholding related to vesting of stock awards	(12)	(17,183)	(24,852)
Cash (paid) received for collateral liability	(9)	(9,371)	78,435
Cash paid for contingent consideration	(9)	—	(4,572)
Net cash (used in) provided by financing activities		(426,391)	420,570
Effect of exchange rate changes on cash and cash equivalents		(3,229)	(18,197)
Net (decrease) increase in cash and cash equivalents		(150,734)	391,081
Cash and cash equivalents, beginning of period		730,669	880,516
Cash and cash equivalents, end of period		$579,935	$1,271,597
The accompanying notes are an integral part of these condensed consolidated financial statements.

Notes to the Condensed Consolidated Financial Statements (unaudited)
September 30, 2023
1. Corporate Information
QIAGEN N.V. (QIAGEN) is a public limited liability company (naamloze vennootschap) under Dutch law with registered office at Hulsterweg 82, 5912 PL Venlo, The Netherlands. QIAGEN N.V., a Netherlands holding company, and subsidiaries (we, our or the Company) is a leading global provider of Sample to Insight solutions that enable customers to gain valuable molecular insights from samples containing the building blocks of life. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective workflows. We provide solutions to more than 500,000 customers around the world in Molecular Diagnostics (human healthcare) and Life Sciences (academia, pharma R&D and industrial applications, primarily forensics). As of September 30, 2023, we had more than 6,000 employees in over 35 locations worldwide.
2. Basis of Presentation and Accounting Policies
Basis of Presentation
The condensed consolidated financial statements include the accounts of QIAGEN and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. All amounts are presented in U.S. dollars, unless otherwise indicated. Investments in either common stock or in-substance common stock of companies where we exercise significant influence over the operations but do not have control, and where we are not the primary beneficiary, are accounted for using the equity method. All other investments are accounted for at our initial cost, minus any impairment, plus or minus changes from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) for interim financial information and generally in accordance with the instructions to Form 10-Q and Article 10 of Regulation S-X. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to the Securities and Exchange Commission (SEC) rules and regulations. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary for a fair presentation have been included.
As of April 1, 2022, the results of our subsidiary in Turkey are reported under highly inflationary accounting as the prior three-years cumulative inflation rate exceeded 100 percent.
On January 3, 2023, we acquired Verogen, Inc., a leader in the use of next-generation sequencing (NGS) technologies to drive the future of human identification (HID) and forensic investigation. Verogen, a privately held company founded in 2017 and based in San Diego, California, supports the global human identification community with NGS tools and professional services to help resolve criminal and missing-persons cases. The acquisition is not significant to the overall condensed consolidated financial statements.

In May 2022, we acquired BLIRT S.A., a supplier of standardized and customized solutions for proteins and enzymes as well as molecular biology reagents located in Gdańsk, Poland. Its offering includes proteins and enzymes that are critical to the life sciences industry and diagnostic kit manufacturers. The acquisition was not significant to the overall condensed consolidated financial statements.
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingencies at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. While changing conditions in our global environment present additional uncertainty, we continue to use the best information available to form our estimates. Actual results could differ from those estimates.
We operate as one operating segment in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 280, Segment Reporting. We have a common basis of organization and our products and services are offered globally. Our chief operating decision maker (CODM) makes decisions based on the Company as a whole. Accordingly, we operate and make decisions as one reporting unit.
The results of operations for an interim period are not necessarily indicative of results that may be expected for any other interim period or for the full year. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company's Annual Report on Form 20-F for the year ended December 31, 2022.
Summary of Significant Accounting Policies
The interim condensed consolidated financial statements were prepared based on the same accounting policies as those applied and described in the consolidated financial statements as of December 31, 2022.
Adoption of New Accounting Standards in 2023
As of September 30, 2023, there has been no adoption of new accounting standards in 2023.
New Accounting Standards Not Yet Adopted
As of September 30, 2023, there are no recently issued but not yet adopted accounting pronouncements that are expected to materially impact our consolidated financial statements.
3. Acquisitions
Business Combinations
For acquisitions which have been accounted for as business combinations, the acquired companies’ results have been included in the accompanying consolidated statements of income from their respective dates of acquisition. Our acquisitions have historically been made at prices above the fair value of the acquired net assets, resulting in goodwill, due to expectations of synergies of combining the businesses. These synergies include use of our existing infrastructure, such as sales force, business service centers, distribution channels and customer relations, to expand sales of an acquired business' products; use of the infrastructure of the acquired businesses to cost-effectively expand sales of our products; and elimination of duplicative facilities, functions and staffing.
2023 Business Combinations
On January 3, 2023, we acquired 100% of the shares of Verogen, Inc., a leader in the use of next-generation sequencing (NGS) technologies to drive the future of human identification (HID) and forensic investigation. Verogen, a privately held company founded in 2017 and based in San Diego, California, supports the global human identification community with NGS tools and professional services to help resolve criminal and missing-persons cases. The cash consideration, net of cash acquired was $149.5 million. The acquisition is not significant to the overall condensed consolidated financial statements and as of September 30, 2023, the allocation of the purchase price was final. At the acquisition date, all the assets acquired and liabilities assumed were recorded at their respective fair values and our condensed consolidated results of operations include the operating results from the acquired company from the acquisition date. The acquisition did not have a material impact to net sales, net income or earnings per common share and therefore no pro forma information has been provided herein.

2022 Business Combinations
On May 11, 2022, we acquired BLIRT S.A., a supplier of standardized and customized solutions for proteins and enzymes as well as molecular biology reagents located in Gdańsk, Poland. Its offering includes proteins and enzymes that are critical to the life sciences industry and diagnostic kit manufacturers. The cash consideration, net of cash acquired was $63.7 million. The acquisition was not significant to the overall condensed consolidated financial statements and as of June 30, 2023, the purchase price allocation was final. The acquisition did not have a material impact to net sales, net income or earnings per common share and therefore no pro forma information has been provided herein.
4. Revenue
Contract Estimates
The majority of our revenue is derived from contracts (i) with an original expected length of one year or less and (ii) contracts for which we recognize revenue at the amount in which we have the right to invoice as product is delivered. We have elected, as a practical expedient, not to disclose the value of remaining performance obligations associated with these types of contracts.
However, we have certain companion diagnostic co-development contracts to provide research and development activities in which our performance obligations extend over multiple years. As of September 30, 2023, we had $43.5 million of remaining performance obligations for which the transaction price is not constrained related to these contracts which we expect to recognize over the next 12 to 18 months.
Revenue expected to be recognized in any future year related to remaining performance obligations, excluding revenue pertaining to contracts that have an original expected duration of one year or less, contracts where revenue is recognized as invoiced and contracts with variable consideration related to undelivered performance obligations, is not material.
Contract Balances
The timing of revenue recognition, billings and cash collections can result in billed accounts receivable, unbilled receivables (contract assets), and customer advances and deposits (contract liabilities) in the condensed consolidated balance sheet.
Contract assets as of September 30, 2023 and December 31, 2022 totaled $16.2 million and $9.8 million, respectively, and are included in prepaid expenses and other current assets in the accompanying condensed consolidated balance sheets and relate to the companion diagnostic co-development contracts discussed above.
Contract liabilities primarily relate to non-cancellable advances or deposits received from customers before revenue is recognized and is primarily related to instrument service and Software as a Service (SaaS) arrangements. As of September 30, 2023 and December 31, 2022, contract liabilities totaled $76.7 million and $84.2 million, respectively, of which $63.4 million and $69.0 million, respectively, are included in accrued and other current liabilities and $13.3 million and $15.2 million, respectively, are included in other long-term liabilities. During the three and nine months ended September 30, 2023, we satisfied the associated performance obligations and recognized revenue of $14.6 million and $59.7 million, respectively, related to advance customer payments previously received. During the three and nine months ended September 30, 2022, we satisfied the associated performance obligations and recognized revenue of $13.7 million and $53.8 million, respectively, related to advance customer payments previously received.
Disaggregation of Revenue
We disaggregate our revenue based on product type and customer class, product category and geography as shown in the tables below for the three- and nine-month periods ended September 30, 2023 and 2022:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2023	2022	2023	2022
Consumables and related revenues	$233,512	$234,599	$702,708	$792,717
Instruments	20,903	22,628	61,767	75,655
Molecular Diagnostics	$254,415	$257,227	$764,475	$868,372

Consumables and related revenues	$183,108	$207,422	$579,033	$663,214
Instruments	38,371	34,982	112,641	111,948
Life Sciences	$221,479	$242,404	$691,674	$775,162
Total net sales	$475,894	$499,631	$1,456,149	$1,643,534

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2023	2022	2023	2022
Sample technologies	$160,422	$183,053	$498,506	$625,973
Diagnostic solutions	178,786	159,828	518,111	491,066
PCR / Nucleic acid amplification	67,959	89,166	219,286	310,136
Genomics / NGS	54,674	52,184	173,888	165,512
Other	14,053	15,400	46,358	50,847
Total net sales	$475,894	$499,631	$1,456,149	$1,643,534

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2023	2022	2023	2022
Americas	$254,233	$251,361	$763,878	$756,750
Europe, Middle East and Africa	145,200	154,710	451,259	564,436
Asia Pacific and Rest of World	76,461	93,560	241,012	322,348
Total net sales	$475,894	$499,631	$1,456,149	$1,643,534
5. Inventories
The components of inventories consist of the following as of September 30, 2023 and December 31, 2022:

(in thousands)	September 30, 2023	December 31, 2022
Raw materials	$93,405	$97,613
Work in process	94,475	85,488
Finished goods	211,327	174,859
Total inventories, net	$399,207	$357,960

6. Intangible Assets
The following table sets forth the intangible assets by major asset class as of September 30, 2023 and December 31, 2022:

	September 30, 2023		December 31, 2022
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized Intangible Assets:
Patent and license rights	$229,310	($151,340)	$203,549	($140,632)
Developed technology	815,504	(452,598)	780,233	(407,401)
Customer base, non-compete agreements and trademarks	214,423	(174,185)	227,171	(179,658)
Total amortized intangible assets	$1,259,237	($778,123)	$1,210,953	($727,691)
Unamortized Intangible Assets:
In-process research and development	$61,490		$61,534
Goodwill	2,434,467		2,352,569
Total unamortized intangible assets	$2,495,957		$2,414,103
During the nine months ended September 30, 2023, certain fully amortized intangible assets totaling $13.9 million were retired.
In-process research and development is from the acquisitions of NeuMoDx in 2020 and STAT-Dx in 2018. The estimated fair value of acquired in-process research and development projects which have not reached technological feasibility at the date of acquisition are capitalized and subsequently tested for impairment through completion of the development process, at which point the capitalized amounts are amortized over their estimated useful life. If a project is abandoned rather than completed, all capitalized amounts are written-off immediately.
The changes in intangible assets in 2023 are summarized as follows:

(in thousands)	Goodwill	Intangibles
Balance at December 31, 2022	$2,352,569	$544,796
Business combinations	95,136	58,000
Purchase adjustments	(4,350)	—
Additions	—	10,297
Amortization	—	(70,382)
Foreign currency translation adjustments	(8,888)	(107)
Balance at September 30, 2023	$2,434,467	$542,604
The changes in the carrying amount of goodwill for the nine months ended September 30, 2023 resulted from the acquisition of Verogen, Inc. in January 2023 and foreign currency translation adjustments.
Cash paid for purchases of intangible assets in the accompanying condensed consolidated statement of cash flows during the nine months ended September 30, 2023 totaled $12.3 million, of which $1.9 million is related to current year payments for assets that were accrued as of December 31, 2022 and $10.4 million is related to current period cash payments for intangible assets.
For the three- and nine-month periods ended September 30, 2023, amortization expense on intangible assets increased to $23.5 million and $70.4 million as compared to amortization expense of $22.5 million and $68.3 million in the same periods of 2022, respectively. Amortization of intangibles for the next five years is expected to be approximately:

Year	Annual Amortization (in millions)
2024	$90.0
2025	$78.8
2026	$71.4
2027	$65.9
2028	$59.0
7. Investments
The following discusses our non-marketable investments and the realized and unrealized gains and losses on these investments.
Non-Marketable Investments
We have made strategic investments in certain privately-held companies without readily determinable market values.
Non-Marketable Investments Accounted for Under the Equity Method
As of September 30, 2023 and December 31, 2022, we had total non-marketable investments that were accounted for as equity method investments of $13.7 million and $18.2 million, respectively, included in other long-term assets.
Some of our equity method investments are variable interest entities. We are not considered the primary beneficiary of these investments as we do not hold the power to direct the activities that most significantly impact the economic performance of these entities, and therefore, these investments are not consolidated. As of September 30, 2023, these investments had a total net carrying value of $10.6 million, of which $10.9 million, representing our maximum exposure to loss, is included in other long-term assets and $0.3 million, where we are committed to fund losses, is included in other long-term liabilities in the accompanying condensed consolidated balance sheet. As of December 31, 2022, these investments totaled a net $8.4 million, of which $8.7 million is included in other long-term assets and $0.3 million is included in other long-term liabilities in the accompanying condensed consolidated balance sheet.
One of our investments, TVM Life Science Ventures III (TVM), is a limited partnership, and we account for our 3.1% investment under the equity method as we have the ability to exercise significant influence over the limited partnership. This investment is valued at net asset value (NAV) reported by the counterparty. During 2023 and 2022, we made additional cash payments of $2.4 million and $1.1 million, respectively, to TVM. As of September 30, 2023, we have $6.8 million of unfunded commitments through 2029 related to this investment. We do not have the right to redeem these funds under the normal course of operations of this partnership.
Non-Marketable Investments Not Accounted for Under the Equity Method
At September 30, 2023 and December 31, 2022, we had investments in non-publicly traded companies that do not have readily determinable fair values with carrying amounts that totaled $4.1 million and $5.3 million, respectively, which are included in other long-term assets. These investments are measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Changes resulting from impairment and observable price changes are recognized in the statements of income during the period the change is identified.
The changes in non-marketable investments not accounted for under the equity method during the nine months ended September 30, 2023 and 2022 are as follows:

(in thousands)	2023	2022
Balance at beginning of year	$5,329	$3,945
Cash investments in equity securities, net	278	52
Shares received in exchange for services	2,604	—
Impairments	(4,158)	—
Foreign currency translation adjustments	17	(450)
Balance at end of period	$4,070	$3,547
During the three- and nine-month periods ended September 30, 2023, we recorded an impairment of $4.2 million in other (expense) income, net in the accompanying condensed consolidated statements of income, following adverse changes in an investee's solvency that indicated that the carrying value was no longer recoverable.
8. Debt
At September 30, 2023 and December 31, 2022, total long-term debt, net of debt issuance costs, consists of the following:

(in thousands)	September 30, 2023	December 31, 2022
0.500% Senior Unsecured Cash Convertible Notes due 2023	$—	$389,552
1.000% Senior Unsecured Cash Convertible Notes due 2024	478,264	464,331
0.000% Senior Unsecured Convertible Notes due 2027	497,736	497,336
German Private Placement (2017 Schuldschein)	115,951	116,699
German Private Placement (2022 Schuldschein)	391,017	393,532
Total long-term debt	1,482,968	1,861,450
Less: Current portion	100,609	389,552
Long-term portion	$1,382,359	$1,471,898
The notes are all unsecured obligations that rank pari passu.
In September 2023, we repaid $400.0 million of 2023 Notes at maturity.
No Contingent Conversion Conditions were triggered as of September 30, 2023.
The principal amount, carrying amount and fair values of long-term debt instruments are summarized below:

	As of September 30, 2023
	Principal Amount	Unamortized debt discount and issuance costs	Carrying Amount	Fair Value
(in thousands)				Amount	Leveling
Cash Convertible Notes due 2024	$500,000	($21,736)	$478,264	$505,445	Level 1
Convertible Notes due 2027	500,000	(2,264)	497,736	442,910	Level 1
German Private Placement (2017 Schuldschein)	116,019	(68)	115,951	112,811	Level 2
German Private Placement (2022 Schuldschein)	391,975	(958)	391,017	374,925	Level 2
	$1,507,994	($25,026)	$1,482,968	$1,436,091

	As of December 31, 2022
	Principal Amount	Unamortized debt discount and issuance costs	Carrying Amount	Fair Value
(in thousands)				Amount	Leveling
Cash Convertible Notes due 2023	$400,000	($10,448)	$389,552	$493,436	Level 1
Cash Convertible Notes due 2024	500,000	(35,669)	464,331	596,485	Level 1
Convertible Notes due 2027	500,000	(2,664)	497,336	471,545	Level 1
German Private Placement (2017 Schuldschein)	116,821	(122)	116,699	112,401	Level 2
German Private Placement (2022 Schuldschein)	394,638	(1,106)	393,532	378,302	Level 2
	$1,911,459	($50,009)	$1,861,450	$2,052,169
Interest expense related to the convertible notes for the three and nine months ended September 30, 2023 and 2022 was comprised of the following:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2023	2022	2023	2022
Coupon interest	$669	$1,750	$4,169	$5,250
Amortization of original issuance discount	7,248	7,584	22,841	22,502
Amortization of debt issuance costs	614	651	1,944	1,938
Total interest expense related to the convertible notes	$8,531	$9,985	$28,954	$29,690
Convertible Notes due 2027
On December 17, 2020, we issued zero coupon convertible notes in an aggregate principal amount of $500.0 million with a maturity date of December 17, 2027 (2027 Notes). The 2027 Notes carry no coupon interest. The net proceeds of the 2027 Notes totaled $497.6 million, after payment of debt issuance costs of $3.7 million.
The effective interest rate of the 2027 Notes is 1.65%, which is imputed based on the amortization of the fair value of the embedded conversion option over the remaining term of the 2027 Notes.
The 2027 Notes are convertible into common shares based on an initial conversion rate, subject to adjustment, of 2,477.65 shares per $200,000 principal amount of notes (which represents an initial conversion price of $80.7218 per share, or 6.2 million underlying shares). At conversion, we will settle the 2027 Notes by repaying the principal portion in cash and any excess of the conversion value over the principal amount in common shares.
The 2027 Notes may be redeemed at the option of each noteholder at their principal amount on December 17, 2025 or in connection with a change of control or delisting event (as further described in the 2027 Notes).
The 2027 Notes are convertible in whole, but not in part, at the option of the noteholders on a net share settlement basis, at the prevailing conversion price, in the following circumstances beginning after January 27, 2021 through June 16, 2027:
•if the last reported sale price of our common shares for at least 20-consecutive trading days during a period of 30-consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; or
•if we undergo certain fundamental changes, including a change of control, as defined in the agreement; or
•if parity event or trading price unavailability event, as the case may be, occurs during the period of 10 days, including the first business day following the relevant trading price notification date; or

•if we distribute assets or property to all or substantially all of the holders of our common shares and those assets or other property have a value of more than 25% of the average daily volume-weighted average trading price of our common shares for the prior 20 consecutive trading days; or
•in case of early redemption in respect of the outstanding notes at our option, where the conversion date falls in the period from (and including) the date on which the call notice is published to (and including) the 45th business day prior to the redemption date; or
•if we experience certain customary events of default, including defaults under certain other indebtedness, until such event of default has been cured or waived.

The noteholders may convert their notes at any time, without condition, on or after June 17, 2027 until the 45th business day prior to December 17, 2027.
No Contingent Conversion Conditions were triggered for the 2027 Notes as of September 30, 2023 or December 31, 2022.
Cash Convertible Notes due 2023 and 2024
On September 13, 2017, we issued $400.0 million aggregate principal amount of Cash Convertible Senior Notes which were due and repaid in September 2023 (2023 Notes). The net proceeds of the 2023 Notes were $365.6 million, after payment of transaction costs and the net cost of the Call Spread Overlay described below.
On November 13, 2018, we issued $500.0 million aggregate principal amount of Cash Convertible Senior Notes due in 2024 (2024 Notes). The net proceeds of the 2024 Notes were $468.9 million, after payment of transaction costs and the net cost of the Call Spread Overlay described below.
We refer to the 2023 Notes and 2024 Notes collectively as the “Cash Convertible Notes”.
Interest on the Cash Convertible Notes is payable semi-annually in arrears and will mature on the respective maturity dates unless repurchased or converted with their terms prior to such dates. The interest rate and corresponding maturity of each Cash Convertible Note are summarized in the table below. The Cash Convertible Notes are solely convertible into cash in whole, but not in part, at the option of noteholders under the circumstances described below and during the contingent conversion periods as shown in the table below.

Cash Convertible Notes	Annual Interest Rate	Date of Interest Payments	Maturity Date	Contingent Conversion Period	Conversion Rate per $200,000 Principal Amount
2023 Notes	0.500%	March 13 and September 13	September 13, 2023	October 24, 2017 to March 13, 2023	4,829.7279
2024 Notes	1.000%	May 13 and November 13	November 13, 2024	December 24, 2018 to August 2, 2024	4,360.3098
Additionally, conversion may occur at any time following a Contingent Conversion Period through the fifth business day immediately preceding the applicable maturity date.
Upon conversion, noteholders will receive an amount in cash equal to the Cash Settlement Amount, calculated as described below. The Cash Convertible Notes are not convertible into shares of our common stock or any other securities.
Noteholders may convert the Cash Convertible Notes into cash at their option at any time during the Contingent Conversion Periods described above only under the following circumstances (Contingent Conversion Conditions):
•if the last reported sale price of our common shares for at least 20-consecutive trading days during a period of 30-consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; or
•if we undergo certain fundamental changes, including a change of control, as defined in the agreement; or
•if parity event or trading price unavailability event, as the case may be, occurs during the period of 10 days, including the first business day following the relevant trading price notification date; or
•if we elect to distribute assets or property to all or substantially all the holders of our common shares and those assets or other property have a value of more than 25% of the average daily volume-weighted average trading price of our common shares for the prior 20-consecutive trading days; or

•if we elect to redeem the Cash Convertible Notes; or
•if we experience certain customary events of default, including defaults under certain other indebtedness until such event has been cured or waived or the payment of the Cash Convertible Notes have been accelerated.

For the 2023 Notes, the Contingent Conversion Period expired on March 13, 2023 and, as of March 31, 2023, the Contingent Conversion Conditions for the 2023 Notes could no longer be triggered. No Contingent Conversion Conditions were triggered for the 2023 Notes as of December 31, 2022.
No Contingent Conversion Conditions were triggered for the 2024 Notes as of September 30, 2023 or December 31, 2022.
The Contingent Conversion Conditions in the 2023 Notes and 2024 Notes noted above have been analyzed under ASC 815, Derivatives and Hedging, and, based on our analysis, we determined that each of the embedded features listed above are clearly and closely related to the 2023 Notes and 2024 Notes (i.e., the host contracts). As a result, pursuant to the accounting provisions of ASC 815, Derivatives and Hedging, these features noted above are not required to be bifurcated as separate instruments.
Upon conversion, holders are entitled to a cash payment (Cash Settlement Amount) equal to the average of the conversion rate multiplied by the daily volume-weighted average trading price for our common shares over a 50-day period. The conversion rate is subject to adjustment in certain instances but will not be adjusted for any accrued and unpaid interest. In addition, following the occurrence of certain corporate events that may occur prior to the applicable maturity date, we may be required to pay a cash make-whole premium by increasing the conversion rate for any holder who elects to convert Cash Convertible Notes in connection with the occurrence of such a corporate event.
We may redeem the Cash Convertible Notes in their entirety at a price equal to 100% of the principal amount of the applicable Cash Convertible Notes plus accrued interest at any time when 20% or less of the aggregate principal amount of the applicable Cash Convertible Notes originally issued remain outstanding.
Because the Cash Convertible Notes contain an embedded cash conversion option, we have determined that the embedded cash conversion option is a derivative financial instrument, which is required to be separated from the Cash Convertible Notes and accounted for separately as a derivative liability, with changes in fair value reported in our condensed consolidated statements of income until the cash conversion option transaction settles or expires. The initial fair value liability of the embedded cash conversion options was $74.5 million for the 2023 Notes and $98.5 million for the 2024 Notes, which simultaneously reduced the carrying value of the Cash Convertible Notes (effectively serving as an original issuance discount). For further discussion of the derivative financial instruments relating to the Cash Convertible Notes, refer to Note 9 "Derivatives and Hedging."
As noted above, the reduced carrying value on the Cash Convertible Notes resulted in a debt discount that is amortized to the principal amount through the recognition of non-cash interest expense using the effective interest method over the expected life of the debt, six years for both the 2023 Notes and 2024 Notes. This resulted in our recognition of interest expense on the Cash Convertible Notes at an effective rate approximating what we would have incurred had nonconvertible debt with otherwise similar terms been issued. The effective interest rate is 3.997% for the 2023 Notes and 4.782% for the 2024 Notes, which is imputed based on the amortization of the fair value of the embedded cash conversion option over the remaining term of the Cash Convertible Notes.
We incurred approximately $6.2 million and $5.7 million of transaction costs in connection with the issuance of the 2023 Notes and 2024 Notes, respectively. Such costs have been allocated to the Cash Convertible Notes and deferred and are being amortized to interest expense over the terms of the Cash Convertible Notes using the effective interest method.
Cash Convertible Notes Call Spread Overlay
Concurrent with the issuance of the Cash Convertible Notes, we entered into privately negotiated hedge transactions (Call Options) with, and issued warrants to purchase shares of our common stock (Warrants) to, certain financial institutions. We refer to the Call Options and Warrants collectively as the “Call Spread Overlay”. The Call Options are intended to offset any cash payments payable by us in excess of the principal amount due upon any conversion of the Cash Convertible Notes. The Call Options are derivative financial instruments and are discussed further in Note 9 "Derivatives and Hedging." The Warrants are equity instruments and are further discussed in Note 13 "Equity."

Aside from the initial payment of a premium, we will not be required to make any cash payments under the Call Options, and will be entitled to receive an amount of cash, generally equal to the amount by which the market price per common share exceeds the exercise price of the Call Options during the relevant valuation period. The exercise price under the Call Options is initially equal to the conversion price of the Cash Convertible Notes.
During the third quarter of 2023, we received $36.8 million in cash upon the exercise of Call Options in connection with the repayment of 2023 Notes. In the same transaction, we paid $36.8 million for the intrinsic value of the 2023 Notes' embedded conversion option.
The Warrants that were issued with our Cash Convertible Notes could have a dilutive effect to the extent that the price of our common shares exceeds the applicable strike price of the Warrants. For each Warrant that is exercised, we will deliver to the holder a number of common shares equal to the amount by which the settlement price exceeds the exercise price, plus cash in lieu of any fractional shares. We will not receive any proceeds if the Warrants are exercised. All Warrants related to the 2023 Notes that matured in September 2023 expired unexercised.
German Private Placement (2017 Schuldschein)
In 2017, we completed a German private placement bond (2017 Schuldschein) which was issued in several tranches totaling $331.1 million due in various periods through 2027. In the first quarter of 2021, we repaid $41.1 million for two tranches that matured. In October 2022, we repaid $153.0 million for the four tranches that matured. The 2017 Schuldschein consists of one U.S. dollar and several euro-denominated tranches. The euro tranches are designated as a foreign currency non-derivative hedging instrument that qualifies as a net investment hedge as described in Note 9 "Derivatives and Hedging." Based on the spot rate method, the change in the carrying value of the euro-denominated tranches attributed to the net investment hedge as of September 30, 2023 totaled $6.0 million of unrealized gain and is recorded in equity. We paid $1.2 million in debt issuance costs which are being amortized through interest expense using the effective interest method over the lifetime of the notes.
A summary of the tranches as of September 30, 2023 and December 31, 2022 is as follows:

				Carrying Value (in thousands) as of
Currency	Notional Amount	Interest Rate	Maturity	September 30, 2023	December 31, 2022
EUR	€64.0 million	Fixed 1.09%	June 2024	$67,774	$68,215
EUR	€31.0 million	Floating EURIBOR + 0.7%	June 2024	32,835	33,041
EUR	€14.5 million	Fixed 1.61%	June 2027	15,342	15,443
				$115,951	$116,699
German Private Placement (2022 Schuldschein)
In July and August 2022, we completed another German private placement bond (2022 Schuldschein) which was issued in several tranches totaling €370.0 million due in various periods through 2035. The 2022 Schuldschein consists of only euro-denominated tranches which have either a fixed or floating rate. All tranches except for the €70.0 million fixed 3.04% tranche due August 2035 are ESG-linked wherein the interest rate is subject to adjustment of +/- 0.025% if our ESG rating changes. The euro tranches are designated as a foreign currency non-derivative hedging instrument that qualifies as a net investment hedge as described in Note 9 "Derivatives and Hedging." Based on the spot rate method, the change in the carrying value of the euro-denominated tranches attributed to the net investment hedge as of September 30, 2023 totaled $19.4 million of unrealized loss and is recorded in equity. We paid $1.2 million in debt issuance costs which are being amortized through interest expense using the effective interest method over the lifetime of the notes.

A summary of the tranches issued is as follows:

				Carrying Value (in thousands) as of
Currency	Notional Amount	Interest Rate	Maturity	September 30, 2023	December 31, 2022
EUR	€51.5 million	Floating 6M EURIBOR + 0.55%	July 2025	$54,470	$54,803
EUR	€62.0 million	Fixed 2.741%	July 2027	65,549	65,967
EUR	€29.5 million	Floating 6M EURIBOR + 0.70%	July 2027	31,189	31,388
EUR	€37.0 million	Fixed 3.044%	July 2029	39,111	39,365
EUR	€103.0 million	Floating 6M EURIBOR + 0.85%	July 2029	108,876	109,585
EUR	€9.5 million	Fixed 3.386%	July 2032	10,041	10,107
EUR	€7.5 million	Floating 6M EURIBOR + 1.0%	July 2032	7,927	7,979
EUR	€70.0 million	Fixed 3.04%	August 2035	73,854	74,338
				$391,017	$393,532
Revolving Credit Facility
Our credit facilities available and undrawn at September 30, 2023 total €427.0 million (approximately $452.4 million). This includes a €400.0 million syndicated ESG-linked revolving credit facility expiring December 2025 and three other lines of credit amounting to €27.0 million with no expiration date. The €400.0 million facility can be utilized in euro and bears interest of 4.675% to 5.625% above EURIBOR and is offered with interest periods of one, three or six months. The commitment fee is calculated based on 35% of the applicable margin. The revolving facility agreement contains certain financial and non-financial covenants, including but not limited to, restrictions on the encumbrance of assets and the maintenance of certain financial ratios. We were in compliance with these covenants at September 30, 2023. The credit facilities are for general corporate purposes and no amounts were utilized at September 30, 2023.
9. Derivatives and Hedging
Objective and Strategy
In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and interest bearing assets or liabilities. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with our global financial and operating activities. We do not utilize derivative or other financial instruments for trading or other speculative purposes. We recognize all derivatives as either assets or liabilities on the balance sheet on a gross basis, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. We have agreed with almost all of our counterparties with whom we had entered into cross-currency swaps, interest rate swaps or foreign exchange contracts, to enter into bilateral collateralization contracts under which we will receive or provide cash collateral, as the case may be, for the net position with each of these counterparties. As of September 30, 2023, cash collateral positions consisted of $12.4 million recorded in accrued and other current liabilities and $33.6 million recorded in prepaid expenses and other current assets in the accompanying condensed consolidated balance sheet. As of December 31, 2022, we had cash collateral positions consisting of $21.8 million recorded in accrued and other current liabilities and $21.1 million recorded in prepaid expenses and other current assets in the accompanying condensed consolidated balance sheet.
Non-Derivative Hedging Instrument
Net Investment Hedge
We are party to a foreign currency non-derivative hedging instrument that is designated and qualifies as net investment hedge. The objective of the hedge is to protect part of the net investment in foreign operations against adverse changes in the exchange rate between the euro and the functional currency of the U.S. dollar. The non-derivative hedging instrument is the German private corporate bond (2017 Schuldschein) which was issued in 2017 in the total amount of $331.1 million as described in Note 8 "Debt." Of the

$331.1 million, which is held in both U.S. dollars and euros, €255.0 million was designated as the hedging instrument as of December 31, 2021 against a portion of our euro net investments in our foreign operations. As further described in Note 8 "Debt," four tranches of the 2017 Schuldschein matured and were paid in October 2022 and two tranches of the 2017 Schuldschein matured and were paid during 2021. As a result, €109.5 million remained designated as a hedging instrument as of September 30, 2023. In July 2022, we issued an additional €370.0 million German private corporate bond (2022 Schuldschein) as described in Note 8 "Debt" and it is designated in its entirety as the hedging instrument against a portion of our euro net investments in our foreign operations. The relative changes in both the hedged item and hedging instrument are calculated by applying the change in spot rate between two assessment dates against the respective notional amount. The effective portion of the hedge is recorded in the cumulative translation adjustment account within accumulated other comprehensive loss. Based on the spot rate method, the unrealized loss recorded in equity as of September 30, 2023 and December 31, 2022 is $13.4 million and $22.6 million, respectively. Since we are using the debt as the hedging instrument, which is also remeasured based on the spot rate method, there is no hedge ineffectiveness related to the net investment hedge as of September 30, 2023 and December 31, 2022.
Derivatives Designated as Hedging Instruments
Cash Flow Hedges
As of September 30, 2023 and December 31, 2022, we held derivative instruments that are designated and qualify as cash flow hedges, where the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive loss and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings. To date, we have not recorded any hedge ineffectiveness related to any cash flow hedges in earnings. Based on their valuation as of September 30, 2023, we expect approximately $4.8 million of derivative gains that are included in accumulated other comprehensive loss will be reclassified into income during the next 12 months. The cash flows derived from derivatives are classified in the condensed consolidated statements of cash flows in the same category as the condensed consolidated balance sheet accounts of the underlying items.
We use interest rate derivative contracts to align our portfolio of interest bearing assets and liabilities with our risk management objectives. Since 2015, we have been a party to five cross currency interest rate swaps through 2025 for a total notional amount of €180.0 million which qualify for hedge accounting as cash flow hedges. In September 2022, we entered into five new cross currency interest rate swaps through 2025 for a total notional amount of CHF 542.0 million which qualify for hedge accounting as cash flow hedges. We determined that no ineffectiveness exists related to these swaps. As of September 30, 2023 and December 31, 2022, interest receivables of $4.2 million and $5.5 million, respectively, are recorded in prepaid expenses and other current assets in the accompanying condensed consolidated balance sheets.
Derivatives Not Designated as Hedging Instruments
Call Options
We entered into Call Options which, along with the sale of the Warrants, represent the Call Spread Overlay entered into in connection with the Cash Convertible Notes and which are more fully described in Note 8 "Debt." In these transactions, the Call Options are intended to address the equity price risk inherent in the cash conversion feature of each instrument by offsetting cash payments in excess of the principal amount due upon any conversion of the Cash Convertible Notes. Accordingly, the derivative is presented as either current or long-term based upon the classification of the related debt.
Aside from the initial payment of premiums for the Call Options, we will not be required to make any cash payments under the Call Options. We will, however, be entitled to receive under the terms of the Call Options, an amount of cash generally equal to the amount by which the market price per common share exceeds the exercise price of the Call Options during the relevant valuation period. The exercise price under the Call Options is equal to the conversion price of the Cash Convertible Notes.
The Call Options, for which our common shares are the underlying security, are derivative assets that require mark-to-market accounting treatment. The Call Options are measured and reported at fair value on a recurring basis, within Level 2 of the fair value hierarchy. The change in fair value is recognized immediately in our condensed consolidated statements of income in other (expense) income, net.

Cash Convertible Notes Embedded Cash Conversion Option
The embedded cash conversion option within the Cash Convertible Notes discussed in Note 8 "Debt" is required to be separated from the Cash Convertible Notes and accounted for separately as a derivative liability, with changes in fair value reported in our condensed consolidated statements of income in other (expense) income, net until the cash conversion option settles or expires. The embedded cash conversion option is measured and reported at fair value on a recurring basis, within Level 2 of the fair value hierarchy.
Because the terms of the Cash Convertible Notes' embedded cash conversion option are substantially similar to those of the Call Options, discussed above, we expect the effect on earnings from these two derivative instruments to mostly offset each other. As of December 31, 2022, the 2023 Notes and the related Call Options have been reclassified as current. In September 2023, the 2023 Notes and the related Call Options have been settled as described in Note 8 and we recognized $0.9 million as gain in other (expense) income, net in the accompanying condensed consolidated statement of income.
Foreign Exchange Contracts
As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions including intercompany items. We manage balance sheet exposure on a group-wide basis using foreign exchange forward contracts, foreign exchange options and cross-currency swaps.
We are party to various foreign exchange forward, option and swap arrangements which had an aggregate notional value of $484.7 million at September 30, 2023, which expire at various dates through July 2024. At December 31, 2022, these arrangements had an aggregate notional value of $466.0 million, which expired at various dates through July 2023. The transactions have been entered into to offset the effects from short-term balance sheet exposure to foreign currency exchange risk. Changes in the fair value of these arrangements have been recognized in other (expense) income, net.
Fair Values of Derivative Instruments
The following table summarizes the fair value amounts of derivative instruments as of September 30, 2023 and December 31, 2022. The current assets are included in prepaid expenses and other current assets and the current liabilities are included in accrued and other current liabilities in the accompanying condensed consolidated balance sheets.

	As of September 30, 2023		As of December 31, 2022
(in thousands)	Current Asset	Long-Term Asset	Current Asset	Long-Term Asset
Assets:
Derivative instruments designated as hedges
Interest rate contracts - cash flow hedge (1)	$—	$11,536	$—	$12,256
Total derivative instruments designated as hedges	$—	$11,536	$—	$12,256

Undesignated derivative instruments
Equity options	$—	$51,624	$102,671	$119,098
Foreign exchange forwards and options	10,473	—	8,946	—
Total undesignated derivative instruments	$10,473	$51,624	$111,617	$119,098
Total derivative assets	$10,473	$63,160	$111,617	$131,354

	As of September 30, 2023		As of December 31, 2022
(in thousands)	Current Liability	Long-Term Liability	Current Liability	Long-Term Liability
Liabilities:
Derivative instruments designated as hedges
Interest rate contracts - cash flow hedge (1)	$—	($49,823)	$—	($36,982)
Total derivative instruments designated as hedges	$—	($49,823)	$—	($36,982)

Undesignated derivative instruments
Equity options	$—	($51,781)	($102,896)	($119,736)
Foreign exchange forwards and options	(4,140)	—	(8,356)	—
Total undesignated derivative instruments	($4,140)	($51,781)	($111,252)	($119,736)
Total derivative liabilities	($4,140)	($101,604)	($111,252)	($156,718)
(1)The fair value amounts for the interest rate contracts do not include accrued interest.
Gains and Losses on Derivative Instruments
The following tables summarize the gains and losses on derivative instruments for the three- and nine-month periods ended September 30, 2023 and 2022:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
(in thousands)	Other (expense) income, net	Other (expense) income, net	Other (expense) income, net	Other (expense) income, net
Total amounts presented in the Condensed Consolidated Statements of Income in which the effects of cash flow and fair value hedges are recorded	($4,713)	$4,411	($7,152)	$6,864

Gains (Losses) on Derivatives in Cash Flow Hedges
Interest rate contracts
Amount of (loss) gain reclassified from accumulated other comprehensive loss	($12,741)	($12,165)	$5,471	($29,067)
Amounts excluded from effectiveness testing	—	—	—	—

Gains (Losses) on Derivatives in Fair Value Hedges
Interest rate contracts
Hedged item	—	72	—	1,988
Derivatives designated as hedging instruments	—	(72)	—	(1,988)

Gains (Losses) Derivatives Not Designated as Hedging Instruments
Equity options	(86,728)	(80,384)	(170,146)	(211,230)
Cash convertible notes embedded cash conversion option	86,937	80,899	170,851	211,589
Foreign exchange forwards and options	3,821	35,929	(1,787)	86,804

Total (losses) gains	($8,711)	$24,279	$4,389	$58,096

10. Financial Instruments and Fair Value Measurements
Assets and liabilities are measured at fair value according to a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:
•Level 1. Observable inputs, such as quoted prices in active markets;
•Level 2. Inputs, other than the quoted price in active markets, that are observable either directly or indirectly; and
•Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The following table presents our fair value hierarchy for our financial assets and liabilities measured at fair value on a recurring basis. There were no transfers between levels in 2023.

	As of September 30, 2023				As of December 31, 2022
(in thousands)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets:
Cash equivalents	$383,490	$50,988	$—	$434,478	$289,394	$94,828	$—	$384,222
Short-term investments	—	89,655	—	89,655	79,600	592,997	—	672,597
Non-marketable equity securities	—	—	4,070	4,070	—	—	5,329	5,329
Equity options	—	51,624	—	51,624	—	221,769	—	221,769
Foreign exchange forwards and options	—	10,473	—	10,473	—	8,946	—	8,946
Interest rate contracts - cash flow hedge	—	11,536	—	11,536	—	12,256	—	12,256
Total financial assets	$383,490	$214,276	$4,070	$601,836	$368,994	$930,796	$5,329	$1,305,119
Financial liabilities:
Foreign exchange forwards and options	$—	($4,140)	$—	($4,140)	$—	($8,356)	$—	($8,356)
Interest rate contracts - cash flow hedge	—	(49,823)	—	(49,823)	—	(36,982)	—	(36,982)
Cash convertible notes embedded cash conversion option	—	(51,781)	—	(51,781)	—	(222,632)	—	(222,632)
Contingent consideration	—	—	(18,219)	(18,219)	—	—	(18,088)	(18,088)
Total financial liabilities	$—	($105,744)	($18,219)	($123,963)	$—	($267,970)	($18,088)	($286,058)
The carrying values of financial instruments, including accounts receivable, accounts payable and other accrued liabilities, approximate their fair values due to their short-term maturities.
In determining fair value for Level 2 instruments, we apply a market approach, using quoted active market prices relevant to the particular instrument under valuation, giving consideration to the credit risk of both the respective counterparty to the contract and the Company. To determine our credit risk, we estimated our credit rating by benchmarking the price of outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, our credit risk was quantified by reference to publicly-traded debt with a corresponding rating. The Level 2 derivative financial instruments include the Call Options asset and the embedded cash conversion option liability. See Note 8 "Debt" and Note 9 "Derivatives and Hedging" for further information. The derivatives are not actively traded and are valued based on an option pricing model that uses observable market data for inputs. Significant market data inputs used to determine fair values included our common share price, the risk-free interest rate, and the implied volatility of our common shares. The Call Options asset and the embedded cash conversion option liability were designed with the intent that changes in their fair values would substantially offset, with limited net impact to our earnings. Therefore, the sensitivity of changes in the unobservable inputs to the option pricing model for such instruments is substantially mitigated.

Our Level 3 instruments include non-marketable equity security investments. Under the measurement alternative, the carrying value is measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. Adjustments are determined primarily based on a market approach as of the transaction date.
Our Level 3 instruments also include contingent consideration liabilities. We value contingent consideration liabilities using unobservable inputs, applying the income approach, such as the discounted cash flow technique, or the probability-weighted scenario method. Contingent consideration arrangements obligate us to pay the sellers of an acquired entity if specified future events occur or conditions are met such as the achievement of technological or revenue milestones. We use various key assumptions, such as the probability of achievement of the milestones (0% to 100%) and the discount rate (between 6.5% and 6.6%), to represent the non-performing risk factors and time value when applying the income approach. We regularly review the fair value of the contingent consideration, and reflect any change in the accrual in the condensed consolidated statements of income in the line items commensurate with the underlying nature of milestone arrangements.
Refer to Note 7 "Investments" for the change in non-marketable equity securities with Level 3 inputs during the nine-month periods ended September 30, 2023 and 2022. For contingent consideration liabilities with Level 3 inputs, the following table summarizes the activity for the nine-month periods ended September 30, 2023 and 2022, all of which is related to the 2018 acquisition of STAT-Dx:

(in thousands)	2023	2022
Balance at beginning of year	($18,088)	($24,100)
Changes in fair value	(131)	257
Payments	—	5,900
Balance at end of period	($18,219)	($17,943)
As of September 30, 2023, $18.2 million was accrued for contingent consideration, of which $8.3 million is included in accrued and other current liabilities and $9.9 million is included in other long-term liabilities in the accompanying condensed consolidated balance sheet.
The estimated fair value of long-term debt as disclosed in Note 8 "Debt" was based on current interest rates for similar types of borrowings. The estimated fair values may not represent actual values of the financial instruments that could be realized as of the balance sheet date or that will be realized in the future.
The fair values of the financial instruments are presented in Note 8 "Debt" and were determined as follows:
Cash Convertible Notes and Convertible Notes: Fair value is based on an estimation using available over-the-counter market information on the Cash Convertible Notes due in 2024 as well as the Convertible Notes due in 2027.
German Private Placements: Fair value is based on an estimation using changes in the euro swap rates.
There were no adjustments in the three- and nine-month periods ended September 30, 2023 and 2022 for nonfinancial assets or liabilities required to be measured at fair value on a nonrecurring basis.
11. Income Taxes
The quarterly provision for income taxes is based upon the estimated annual effective tax rate for the year, applied to the current period ordinary income before tax plus the tax effect of any discrete items. Our operating subsidiaries are exposed to statutory tax rates ranging from zero to 35%. Fluctuations in the distribution of pre-tax loss or income among our operating subsidiaries can lead to fluctuations of the effective tax rate in the condensed consolidated financial statements. In the third quarters of 2023 and 2022, our effective tax rates were 22.0% and 13.9%, respectively. We record partial tax exemptions on foreign income primarily derived from operations in Germany and the Netherlands. These foreign tax benefits are due to a combination of favorable tax laws and exemptions in these jurisdictions, including intercompany foreign royalty income in Germany which is statutorily exempt from trade tax. Further, we have intercompany financing arrangements in which the intercompany income is nontaxable in Dubai.
We assess uncertain tax positions in accordance with ASC 740 (ASC 740-10 Accounting for Uncertainties in Tax). At September 30, 2023, our gross unrecognized tax benefits totaled approximately $82.5 million which, if recognized, would favorably impact our effective tax rate in the periods in which they are recognized. We estimate that approximately $13.2 million of the unrecognized tax benefits may be released during the next 12 months due to lapse of statutes of limitations or settlements with taxing authorities. However, various events could cause our current expectations to change in the future. While we believe our income tax contingencies are adequate, the final resolution of these issues, if unfavorable, could have a material impact on the consolidated financial statements. We cannot reasonably estimate the range of the potential outcomes of these matters.
We conduct business globally and, as a result, file numerous consolidated and separate income tax returns in the Netherlands, Germany, and the U.S. federal jurisdiction, as well as in various other state and foreign jurisdictions. In the normal course of business, we are subject to examination by taxing authorities throughout the world. Tax years in the Netherlands are potentially open back to 2011 for income tax examinations by taxing authorities. Our subsidiaries, with few exceptions, are no longer open to income tax examinations by taxing authorities for years before 2018. Since 2022, the German group has been under audit for the 2017-2019 tax years and beginning in September 2023, the U.S. group is under audit for the 2014-2020 tax years.
As of September 30, 2023, residual Netherlands income taxes have not been provided on the undistributed earnings of the majority of our foreign subsidiaries as these earnings are considered to be either permanently reinvested or can be repatriated tax free under the Dutch participation exemption.
12. Share-Based Compensation
Stock Units
Stock units represent rights to receive our common shares at a future date and include restricted stock units which are subject to time-based vesting only and performance stock units which include performance conditions in addition to time-based vesting. Shares are issued on the vesting dates net of the applicable statutory tax withholding to be paid by us on behalf of our employees. As a result, fewer shares are issued than the number of stock units outstanding. We record a liability for the tax withholding to be paid by us as a reduction to treasury shares.
At September 30, 2023, there was $74.2 million remaining in unrecognized compensation expense, less estimated forfeitures, related to stock awards which will be recognized over a weighted-average period of 1.57 years.
Share-Based Compensation Expense
For the three- and nine-month periods ended September 30, 2023 and 2022, share-based compensation expense was as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2023	2022	2023	2022
Cost of sales	$1,006	$854	$2,462	$1,680
Research and development	2,134	1,419	5,442	4,465
Sales and marketing	3,979	4,135	10,323	11,617
General and administrative	5,940	6,194	16,840	18,089
Share-based compensation expense before taxes	13,059	12,602	35,067	35,851
Less: Income tax benefit	3,097	2,940	7,982	8,288
Net share-based compensation expense	$9,962	$9,662	$27,085	$27,563

13. Equity
Issuance and Conversion of Warrants
In connection with the issuance of the Cash Convertible Notes as described in Note 8 "Debt," we issued Warrants as summarized in the table below. The number of warrants and exercise prices are subject to customary adjustments under certain circumstances. The proceeds, net of issuance costs, from the sale of the Warrants are included as additional paid-in capital in the accompanying condensed consolidated balance sheets.
The Warrants are exercisable only upon expiration. For each Warrant that is exercised, we will deliver to the holder a number of common shares equal to the amount by which the settlement price exceeds the exercise price, divided by the settlement price, plus cash in lieu of any fractional shares. The Warrants could separately have a dilutive effect on common shares to the extent that the market value per common share exceeds the applicable exercise price of the Warrants (as measured under the terms of the Warrants).

Cash convertible notes	Issued on	Number of share warrants issued (in millions)	Weighted Average Exercise price per share	Proceeds from issuance of warrants, net of issuance costs (in millions)	Warrants expire over a period of 50 trading days beginning on
2023	September 13, 2017	9.7	$49.9775	$45.3	June 26, 2023
2024	November 13, 2018	10.9	$50.2947	$72.4	August 27, 2024
All Warrants related to the 2023 Notes that matured in September 2023 expired unexercised.
Accumulated Other Comprehensive Loss
The following table is a summary of the components of accumulated other comprehensive loss as of September 30, 2023 and December 31, 2022:

(in thousands)	September 30, 2023	December 31, 2022
Net unrealized loss on hedging contracts, net of tax	($18,175)	($15,637)
Net unrealized gain on pension, net of tax	645	645
Foreign currency effects from intercompany long-term investment transactions, net of tax benefits of $13.2 million in 2023 and 2022	(33,769)	(33,311)
Foreign currency translation adjustments	(387,388)	(355,788)
Accumulated other comprehensive loss	($438,687)	($404,091)
14. Earnings per Common Share
We present basic and diluted earnings per common share. Basic earnings per common share is calculated by dividing the net income by the weighted average number of common shares outstanding. Diluted earnings per common share reflect the potential dilution of earnings that would occur if all “in the money” securities to issue common shares were exercised.

The following table for the three- and nine-month periods ended September 30, 2023 and 2022 summarizes the information used to compute earnings per common share:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands, except per share data)	2023	2022	2023	2022
Net income	$77,818	$82,394	$243,639	$334,367

Weighted average number of common shares used to compute basic earnings per common share	228,258	227,753	228,104	227,514
Dilutive effect of outstanding stock options and restricted stock units	2,355	2,331	2,474	2,543
Dilutive effect of outstanding warrants	—	—	—	5
Weighted average number of common shares used to compute diluted earnings per common share	230,613	230,084	230,578	230,062
Outstanding stock options and awards having no dilutive effect, not included in above calculation	2	15	1	150
Outstanding warrants having no dilutive effect, not included in above calculation	18,225	20,560	19,782	20,556

Basic earnings per common share	$0.34	$0.36	$1.07	$1.47
Diluted earnings per common share	$0.34	$0.36	$1.06	$1.45
For purposes of considering the 2027 Notes, as discussed further in Note 8 "Debt," in determining diluted earnings per common share, only an excess of the conversion value over the principal amount would have a dilutive impact using the treasury stock method. Since the 2027 Notes were out of the money and anti-dilutive during the period from January 1, 2022 through September 30, 2023, they were excluded from the diluted earnings per common share calculations in 2022 and 2023.
15. Commitments and Contingencies
Contingent Consideration Commitments
Pursuant to the purchase agreements for certain acquisitions, we could be required to make additional contingent cash payments for a previous business combination based on the achievement of certain FDA approval milestones. Potential milestone payments total $20.7 million, of which $8.9 million may be triggered by the end of 2023 and $11.8 million by the end of 2024. Based on the current estimate of potential milestone payments, $8.3 million is included in accrued and other current liabilities and $9.9 million is included in other long-term liabilities in the accompanying condensed consolidated balance sheet as of September 30, 2023.
Contingencies
In the ordinary course of business, we provide a warranty to customers that our products are free of defects and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or of site acceptance, if required. Additionally, we typically provide limited warranties with respect to our services. We provide for estimated warranty costs at the time of the product sale. At the time product revenue is recognized, a provision for estimated future warranty costs is recorded in cost of sales based on historical experience. We periodically review the provision and adjust, if necessary, based on actual experience and estimated costs to be incurred. We believe our warranty reserves of $4.8 million and $4.9 million as of September 30, 2023 and December 31, 2022, respectively, appropriately reflect the estimated cost of such warranty obligations.
Litigation
From time to time, we may be party to legal proceedings incidental to our business which may arise in the ordinary course and conduct of business, as well as through acquisition. As of September 30, 2023, certain claims, lawsuits or legal proceedings arising out of the normal course of business have been filed or were pending against QIAGEN or our subsidiaries. Although it is not possible to predict the outcome of such litigation, we assess the degree of probability and evaluate the reasonably possible losses that we could incur as a result of these matters. We accrue for any estimated loss when it is probable that a liability has been incurred and the amount of probable loss can be estimated. We are not party to any material legal proceeding as of the date of this report except for the matters listed below.

Patent Litigation
Archer DX
In 2018, ArcherDX (a company which spun out as an independent company in conjunction with QIAGEN's acquisition of Enzymatics in 2015 and was later acquired by Invitae in 2021) and Massachusetts General Hospital (MGH) sued QIAGEN for patent infringement. In August 2021, a federal jury ruled that QIAGEN infringed two patents owned by ArcherDX and awarded damages of $4.7 million which were accrued in 2021 and remain accrued as of September 30, 2023 in other long-term liabilities in the accompanying condensed consolidated balance sheet. We filed an appeal in August 2023 after the verdict was entered.
Bio-Rad Laboratories, Inc.
In April 2022, QIAGEN filed a lawsuit in a U.S. federal court against Bio-Rad Laboratories, Inc. (Bio-Rad) seeking a declaratory judgment of non-infringement of certain Bio-Rad patents related to digital PCR technology. In July 2023, the parties agreed to settle and the settlement provides for a cross-licensing agreement between Bio-Rad and QIAGEN granting each company mutual rights to their respective digital PCR technologies.
Other litigation matters
For all other matters, management's best estimate of the liability amounts to $7.4 million and $6.5 million as accrued as of September 30, 2023 and December 31, 2022, respectively, in accrued and other current liabilities. The estimated range of possible losses for these other matters as of September 30, 2023 is between zero and $12.6 million.
Based on the facts known to QIAGEN and after consultation with legal counsel, management believes that such litigation will not have a material adverse effect on our financial position or results of operations above the amounts accrued. However, the outcome of these matters is ultimately uncertain, thus any settlements or judgments against us in excess of management's expectations could have a material adverse effect on our financial position, results of operations or cash flows.

Operating and Financial Review and Prospects
This section contains a number of forward-looking statements. These statements are based on current management expectations, and actual results may differ materially. Among the factors that could cause actual results to differ from management’s expectations are those described in “Risk Factors” and “Forward-looking and Cautionary Statements” below.
Forward-looking and Cautionary Statements
This report contains forward-looking statements that are subject to risks and uncertainties. These statements can be identified by the use of forward-looking terminology, such as “believe,” “hope,” “plan,” “intend,” “seek,” “may,” “will,” “could,” “should,” “would,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We caution investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors, including, but not limited to, the following: risks associated with our expansion of operations, including the acquisition of new businesses; variability in our operating results from quarter to quarter; management of growth, international operations, and dependence on key personnel; intense competition; technological change; our ability to develop and protect proprietary products and technologies and to enter into and maintain collaborative commercial relationships; our future capital requirements; general economic conditions and capital market fluctuations; and uncertainties as to the extent of future government regulation of our business. As a result, our future success involves a high degree of risk. For further information, refer to the more specific risks and uncertainties discussed in Part I, Item 3 "Key Information" of our Annual Report on Form 20-F for the year ended December 31, 2022 and under the heading "Risk Factors" below.
Results of Operations
Selected Operating Performance
•While net sales from our non-COVID product portfolio grew 6% in the third quarter of 2023, total net sales declined 5% in the third quarter of 2023 over the year-ago period, reflecting a 59% decline in net sales from COVID-19 products. Total net sales were impacted by one percentage point from favorable currency movements against the U.S. dollar in the third quarter of 2023.
•Operating income margin declined to 20.6% in the first nine months of 2023 from 26.0% in the year-ago period. The decreased operating income margin reflects lower sales contributions as well as higher expenses from recent production capacity expansion projects, investments in research and development including BLIRT S.A. and Verogen, Inc. which we acquired in May 2022 and January 2023, respectively.
•Net cash provided by operating activities declined by 48% to $308.1 million in the first nine months of 2023 from $590.9 million in the year-ago period. Cash flow results for the first nine months of 2023 included higher working capital requirements, in particular an increase in inventories to ensure product availability.

On January 3, 2023, we acquired Verogen, Inc., a leader in the use of next-generation sequencing (NGS) technologies to drive the future of human identification (HID) and forensic investigation. Verogen, a privately held company founded in 2017 based in San Diego, California, supports the global human identification community with NGS tools and professional services to help resolve criminal and missing-persons cases. The acquisition is not significant to the overall consolidated financial statements.

Outlook and COVID-19
The growth in our non-COVID portfolio in 2023 is expected to be driven by demand for highly recurring consumables, and complemented by instrument placements, among customers in the Life Sciences and Molecular Diagnostics customer classes. However, we expect an ongoing significant decline in COVID-19 product group sales amid a sharp slowdown in demand for testing. The total outlook for sales, which includes an overall decline from 2022, anticipates a continuation of current macro trends and ongoing volatility in certain regions while still expecting positive trends in a number of our end-markets. Currency movements against the U.S. dollar are expected to have an overall neutral impact on a full-year basis, despite an adverse impact in the first half of the year. We continue to implement our strategy based on "balance" and “focus.” Balance involves developing our portfolio to address more than 500,000 customers across the Life Sciences and Molecular Diagnostics customer classes, as well as to build out our global presence in markets around the world offering growth potential. Focus involves our Five Pillars of Growth strategy to make significant investments in the commercialization and development of targeted areas of our portfolio: (1) Sample technologies, (2) QuantiFERON, (3) QIAcuity, (4) NeuMoDx and (5) QIAcuity.
Three- and Nine-Month Periods Ended September 30, 2023 compared to Three- and Nine-Month Periods Ended September 30, 2022
Net Sales
In the tables presented below, results may not sum and percentages may not recalculate due to rounding.

	Three Months Ended September 30,			Nine Months Ended September 30,
(in millions)	2023	2022		2023	2022
Product type	Net sales	Net sales	% change	Net sales	Net sales	% change
Consumables and related revenues	$416.6	$442.0	-6%	$1,281.7	$1,455.9	-12%
Instruments	59.3	57.6	+3%	174.4	187.6	-7%
Net Sales	$475.9	$499.6	-5%	$1,456.1	$1,643.5	-11%

Customer class
Molecular Diagnostics	$254.4	$257.2	-1%	$764.5	$868.4	-12%
Life Sciences	221.5	242.4	-9%	691.7	775.2	-11%
Net Sales	$475.9	$499.6	-5%	$1,456.1	$1,643.5	-11%

Non-COVID and COVID-19 product groups
Non-COVID product groups	$442.2	$416.6	+6%	$1,333.2	$1,239.7	+8%
COVID-19 product groups	33.7	83.1	-59%	122.9	403.8	-70%
Net Sales	$475.9	$499.6	-5%	$1,456.1	$1,643.5	-11%
Consumables and related revenues declined by 6% and 12% in the three and nine months ended September 30, 2023, respectively, as compared to the prior year periods, as lower COVID-19 sales impacted solid trends in the non-COVID portfolio. Instrument sales rose by 3% in the three months ended September 30, 2023 but declined by 7% in the nine months ended September 30, 2023, as compared to the results in the year-ago periods. Net sales were impacted by one percentage point from favorable currency movements against the U.S. dollar in the third quarter of 2023.

	Three Months Ended September 30,			Nine Months Ended September 30,
	2023	2022		2023	2022
Product group (in millions)	Net sales	Net sales	% change	Net sales	Net sales	% change
Sample technologies	$160.4	$183.1	-12%	$498.5	$626.0	-20%
Diagnostic solutions	178.8	159.8	+12%	518.1	491.1	+6%
PCR / Nucleic acid amplification	68.0	89.2	-24%	219.3	310.1	-29%
Genomics / NGS	54.7	52.2	+5%	173.9	165.5	+5%
Other	14.1	15.4	-9%	46.4	50.8	-9%
Net Sales	$475.9	$499.6	-5%	$1,456.1	$1,643.5	-11%
Sample technologies represent products, including both COVID-19 and non-COVID products, involved in the first step in any molecular lab process. In the three and nine months ended September 30, 2023, sales of sample technologies declined by 12% and 20%, respectively, compared to the year-ago periods due to the sharp decline in COVID-19 testing demand. Sales in the non-COVID product groups rose with the vast majority of sales related to DNA-based technologies. Sales of sample technologies were impacted by favorable currency movements against the U.S. dollar by one percentage point in the third quarter of 2023.
Diagnostic solutions include molecular testing platforms and products as well as Precision Medicine and companion diagnostic co-development revenues. Sales of diagnostic solutions during the third quarter of 2023 were 12% higher than the year-ago period, led by higher QuantiFERON latent TB sales and higher level of QIAstat-Dx placements over the year-ago period. NeuMoDx sales reflected the significant COVID-19 sales in 2022. Sales of diagnostic solutions were impacted by two percentage points from favorable currency movements against the U.S. dollar in the third quarter of 2023.
PCR / Nucleic acid amplification involves research and applied PCR solutions and components. Sales of PCR / Nucleic acid amplification declined 24% and 29% in the three and nine months ended September 30, 2023, respectively, on the decline in sales of OEM products used by third-party companies in their own products, which also led to lower non-COVID product group sales over the year-ago period. Sales in this product group included a favorable currency impact against the U.S. dollar of one percentage point in the third quarter of 2023.
Genomics / NGS includes universal NGS solutions as well as the full QIAGEN Digital Insights portfolio. Sales in Genomics / NGS rose 5% both in the three and nine months ended September 30, 2023 and included a favorable currency impact of one percentage point in the third quarter of 2023.

	Three Months Ended September 30,			Nine Months Ended September 30,
	2023	2022		2023	2022
Geographic region (in millions)	Net sales	Net sales	% change	Net sales	Net sales	% change
Americas	$254.2	$251.4	+1%	$763.9	$756.8	+1%
Europe, Middle East and Africa	145.2	154.7	-6%	451.3	564.4	-20%
Asia Pacific, Japan and Rest of World	76.5	93.6	-18%	241.0	322.3	-25%
Net Sales	$475.9	$499.6	-5%	$1,456.1	$1,643.5	-11%
The 1% increase in the Americas region during the third quarter of 2023 reflects the U.S. and QuantiFERON-TB sales, which more than offset reduced pandemic sales. Higher sales were also seen in Mexico compared to the year-ago period.
Net sales in the Europe, Middle East and Africa (EMEA) region during the first nine months of 2023 were 20% lower than the year-ago period due to significant COVID-19 sales in 2022. Results in the EMEA region reflected growth in Spain, France and Turkey, while sales declined in Austria and Germany compared to the year-ago period.

Net sales in the Asia Pacific, Japan and Rest of World region declined 18% and 25% in the three and nine months ended September 30, 2023, respectively, compared to the year-ago periods reflecting the steep decline in COVID-19 product sales in various countries since 2022. Sales in this region were adversely impacted by two and three percentage points from unfavorable currency movements against the U.S. dollar in the three and nine months ended September 30, 2023, respectively.
Gross Profit

	Three Months Ended September 30,			Nine Months Ended September 30,
(in millions)	2023	2022	% change	2023	2022	% change
Gross profit	$298.0	$321.1	-7%	$917.6	$1,067.0	-14%
Gross margin	62.6%	64.3%		63.0%	64.9%
The gross margin in 2023 primarily reflects changes in individual product sales and mix. Generally, our consumables and related products have a higher gross margin than our instrumentation products and service arrangements. Fluctuations in the sales levels between periods can cause changes in gross profit between periods. In the three and nine months ended September 30, 2023, gross margin decreased in line with the significant decline in the overall sales level, which was mainly due to the sharp reduction in COVID-19 product group revenues. The gross margin in 2023 also includes costs for higher material and logistics costs over the year-ago periods.
In the third quarter of 2023, the amortization expense on acquisition-related intangibles within cost of sales increased to $16.1 million compared to $15.1 million in the same period of 2022 and includes amortization related to Verogen acquired in January 2023. Our acquisition-related intangible amortization will increase in the event of future acquisitions.
Sales and Marketing

	Three Months Ended September 30,			Nine Months Ended September 30,
(in millions)	2023	2022	% change	2023	2022	% change
Sales and marketing	$111.5	$114.6	-3%	$342.4	$352.0	-3%
% of net sales	23.4%	22.9%		23.5%	21.4%
Sales and marketing expenses decreased by 3% during the three and nine months ended September 30, 2023 compared to the prior year periods. The overall decrease in sales and marketing expenses primarily reflects lower freight and other supply chain costs as well as unfavorable currency exchange impact of $2.4 million and favorable currency exchange impact of $2.5 million in the three and nine months ended September 30, 2023, respectively. Sales and marketing expenses are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses, and other promotional expenses. The increased use of digital customer engagement continues to build on the new habits of customers and enhance customer engagement with a focus on greater efficiency and effectiveness.

Research and Development

	Three Months Ended September 30,			Nine Months Ended September 30,
(in millions)	2023	2022	% change	2023	2022	% change
Research and development	$47.9	$48.9	-2%	$152.5	$145.1	+5%
% of net sales	10.1%	9.8%		10.5%	8.8%
Research and development expense decreased by 2% during the three months ended September 30, 2023 and increased by 5% during the nine months ended September 30, 2023 compared to the respective prior year periods. Research and development expense reflects our continued focus on our Five Pillars of Growth, including investments in NeuMoDx, QIAstat-Dx and QIAcuity. The overall change in research and development expense in the three and nine months ended September 30, 2023 include unfavorable currency exchange impacts of $2.3 million and $0.8 million, respectively. These investments are targeting new applications within our Five Pillars of Growth to drive sustainable post-pandemic expansion. As we continue to discover, develop and acquire new products and technologies, we expect to incur additional expenses related to facilities, licenses and employees engaged in research and development. Overall, research and development costs are expected to increase as a result of seeking regulatory approvals, including U.S. FDA Pre-Market Approval (PMA), U.S. FDA 510(k) clearance and EU CE approval of certain assays or instruments. Further, business combinations, along with the acquisition of new technologies, may increase our research and development costs in the future. We have a strong commitment to innovation and expect to continue to make investments in our research and development efforts.
General and Administrative

	Three Months Ended September 30,			Nine Months Ended September 30,
(in millions)	2023	2022	% change	2023	2022	% change
General and administrative	$28.6	$30.9	-7%	$90.8	$97.8	-7%
% of net sales	6.0%	6.2%		6.2%	5.9%
General and administrative expenses decreased by 7% during each of the three and nine months ended September 30, 2023 compared to the prior year periods. These results reflect lower share-based compensation expense together with efficiency gains across many administrative functions as well as investments into our information technology systems (including an upgrade of the SAP enterprise resource planning system) and into cyber security measures. General and administrative costs include unfavorable currency impacts of $0.8 million and $0.3 million in the three and nine months ended September 30, 2023, respectively. We expect future costs to increase due to higher licensing and information technology costs as well as increased cyber security costs.
Acquisition-Related Intangible Amortization

	Three Months Ended September 30,			Nine Months Ended September 30,
(in millions)	2023	2022	% change	2023	2022	% change
Acquisition-related intangible amortization	$2.7	$2.8	-5%	$8.1	$8.6	-6%
% of net sales	0.6%	0.6%		0.6%	0.5%
Amortization expenses related to acquisition-related intangibles decreased by 5% and 6% during the three and nine months ended September 30, 2023, respectively, compared to the prior year periods. The decrease reflects the full amortization of certain previously acquired assets. Amortization expense related to developed technology and patent and license rights acquired in business combinations are included in cost of sales. Amortization of trademarks and customer base acquired in business combinations are recorded in operating expense under the caption “acquisition-related intangible amortization.” Amortization expenses of intangible assets not acquired in business combinations are recorded within cost of sales, research and development, or sales and marketing line items based on the use of the asset. Our acquisition-related intangible amortization recorded in operating expenses will increase in the event of future acquisitions.

Restructuring, Acquisition, Integration and Other, net

	Three Months Ended September 30,			Nine Months Ended September 30,
(in millions)	2023	2022	% change	2023	2022	% change
Restructuring, acquisition, integration and other, net	$10.0	$26.2	-62%	$24.4	$36.7	-33%
% of net sales	2.1%	5.2%		1.7%	2.2%
Restructuring, acquisition, integration and other, net expenses included costs related to our acquisitions of Verogen, Inc. in January 2023, BLIRT S.A. in May 2022 and impairments and charges related to our businesses in Russia, Ukraine and Belarus in the first quarter of 2022.
Other Income (Expense), net

	Three Months Ended September 30,			Nine Months Ended September 30,
(in millions)	2023	2022	% change	2023	2022	% change
Interest income	$20.4	$9.9	+105%	$59.7	$16.5	+262%
Interest expense	(13.0)	(16.3)	-20%	(41.0)	(43.5)	-6%
Other (expense) income, net	(4.7)	4.4		(7.2)	6.9
Total other income (expense), net	$2.6	($1.9)	-236%	$11.6	($20.1)	-158%
Interest income includes interest earned on cash, cash equivalents and short-term investments, income related to certain interest rate derivatives as discussed in Note 9 "Derivatives and Hedging" and other components including the interest portion of operating lease transactions. The increase in 2023 compared to the year-ago periods is attributable to increasing interest rates and the duration and level of short-term investments held during the period.
Interest expense primarily relates to debt, discussed in Note 8 "Debt" in the accompanying notes to the condensed consolidated financial statements. The decrease in 2023 compared to the prior year period is driven by the repayment of the 2023 Notes that matured in September 2023 totaling $400.0 million partially offset by issuance of German private placement bonds in July and August 2022 totaling €370.0 million.
For the three months ended September 30, 2023, other (expense) income, net includes $2.0 million loss on foreign currency transactions and $1.2 million of income from equity method investments. For the nine months ended September 30, 2023, other (expense) income, net includes $5.3 million loss on foreign currency transactions and $2.0 million of income from equity method investments.
Provision for Income Taxes

	Three Months Ended September 30,			Nine Months Ended September 30,
(in millions)	2023	2022	% change	2023	2022	% change
Income before income tax expense	$99.8	$95.7	+4%	$310.9	$406.8	-24%
Income tax expense	$22.0	$13.3	+65%	$67.3	$72.4	-7%
Net income	$77.8	$82.4		$243.6	$334.4
Effective tax rate	22.0%	13.9%		21.6%	17.8%
Our effective tax rate differs from the Netherlands statutory tax rate of 25.8% due in part to our operating subsidiaries being exposed to statutory tax rates ranging from zero to 35%. Fluctuations in the distribution of pre-tax income or loss among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. We record partial tax exemptions on foreign income primarily derived from operations in Germany and the Netherlands. These foreign tax benefits are due to a combination of favorable tax laws and exemptions in these jurisdictions, including intercompany foreign royalty income in Germany which is statutorily exempt from trade tax. Further, we have intercompany financing arrangements in which the intercompany income is nontaxable in Dubai. The effective tax rate in 2022 reflects the release of uncertain tax positions following the conclusion of tax audits covering the 2014 to 2016 years in the second quarter of 2022.

In future periods, our effective tax rate may fluctuate from similar or other factors as discussed in “Changes in tax laws or their application or the termination or reduction of certain government tax incentives, could adversely impact our overall effective tax rate, results of operations or financial flexibility” in Item 3 Risk Factors of the Annual Report on Form 20-F for the year ended December 31, 2022.
Liquidity and Capital Resources
To date, we have funded our business primarily through internally generated funds, debt and private and public sales of equity. Our primary use of cash has been to support continuing operations and our investing activities, including capital expenditure requirements and acquisitions.

(in millions)	September 30, 2023	December 31, 2022
Cash and cash equivalents	$579.9	$730.7
Short-term investments	435.8	687.6
Total cash and cash equivalents and short-term investments	$1,015.8	$1,418.3

Working capital	$1,438.0	$1,419.4
Cash and cash equivalents are primarily held in U.S. dollars and euros, other than those cash balances maintained in the local currency of subsidiaries to meet anticipated local working capital needs. At September 30, 2023, cash and cash equivalents had decreased by $150.7 million from December 31, 2022, primarily as a result of net cash used in financing activities of $426.4 million and investing activities of $29.2 million partially offset by net cash provided by operating activities of $308.1 million as discussed in the Cash Flow Summary below. The decrease in total cash and cash equivalents and short-term investments from $1.4 billion at December 31, 2022 to $1.0 billion at September 30, 2023 reflects the $400.0 million repayment of long-term debt discussed in Note 8 "Debt."
Cash Flow Summary

	Nine Months Ended September 30,
(in millions)	2023	2022
Net cash provided by operating activities	$308.1	$590.9
Net cash used in investing activities	($29.2)	($602.2)
Net cash (used in) provided by financing activities	($426.4)	$420.6
Effect of exchange rate changes on cash and cash equivalents	($3.2)	($18.2)
Net (decrease) increase in cash and cash equivalents	($150.7)	$391.1
Operating Activities
For the nine months ended September 30, 2023 and September 30, 2022, we generated net cash from operating activities of $308.1 million and $590.9 million, respectively. The decrease in net cash provided by operating activities is primarily the result of lower net income and increased working capital payments. While net income was $243.6 million for the nine months ended September 30, 2023, non-cash components in income included $153.8 million of depreciation and amortization, $35.1 million of share-based compensation expense, and $25.1 million of amortization of debt discount. Operating cash flows include a net decrease in net operating assets primarily due to increased inventories to ensure adequate product availability and decreased accrued and other liabilities and accounts payable. Because we rely heavily on cash generated from operating activities to fund our business, a decrease in demand for our products, longer collection cycles or significant technological advances of competitors would have a negative impact on our liquidity.
Investing Activities
$29.2 million of cash was used in investing activities during the nine months ended September 30, 2023 compared to $602.2 million for the same period in 2022. Cash used in investing activities includes $905.6 million in purchases of short-term investments, $149.5 million net cash paid for the acquisition of Verogen, Inc., $98.3 million paid for purchases of property, plant and equipment, $12.6 million paid to our derivative counterparties to collateralize our derivative liabilities with them, $12.3 million for the purchases of intangible assets, partially offset by $1.2 billion from the sale of short-term investments. Cash used in investing activities during the nine months ended September 30, 2022 included $1.0 billion in purchases of short-term investments, $86.3 million paid for purchases of property, plant and equipment and $16.5 million for the purchases of intangible assets partially offset by $558.6 million from the sale of short-term investments and $10.6 million returned to us from our derivative counterparties in connection with cash we had provided to collateralize our derivative liabilities with them.
Financing Activities
Net cash used in financing activities totaled $426.4 million for the nine months ended September 30, 2023 and includes $400.0 million for the repayment of long-term debt, $17.2 million paid in connection with net share settlement for tax withholding related to the vesting of stock awards and $9.4 million paid to our derivative counterparties to collateralize derivative assets that we hold with them. Net cash provided by financing activities was $420.6 million for the nine months ended September 30, 2022 and included $371.5 million received from the issuance of long-term debt and $78.4 million received from our derivative counterparties to collateralize derivative assets that we hold with them, partially offset by $24.9 million paid in connection with net share settlement for tax withholding related to the vesting of stock awards and $4.6 million paid for contingent consideration.
Other Factors Affecting Liquidity and Capital Resources
As of September 30, 2023, we carry a total of $1.5 billion of long-term debt, of which $0.1 billion is current and $1.4 billion is long-term.
In July and August 2022, we completed another German private placement bond (2022 Schuldschein), which was issued in several tranches totaling €370.0 million due in various periods through 2032 as described more fully in Note 8 "Debt." The interest rate is linked to our environmental, social and governance (ESG) performance. As of September 30, 2023, a total of $391.0 million is outstanding.
In December 2020, we issued $500.0 million aggregate principal amount of zero coupon Convertible Notes due 2027 (2027 Notes). The 2027 Notes will mature on December 17, 2027 unless converted in accordance with their terms prior to such date as described more fully in Note 8 "Debt."
In November 2018, we issued $500.0 million aggregate principal amount of Cash Convertible Senior Notes due 2024 (2024 Notes). Interest on the 2024 Notes is payable semiannually in arrears at a rate of 1.000% per annum. The 2024 Notes will mature on November 13, 2024 unless repurchased or converted in accordance with their terms prior to such date.
In September 2017, we issued $400.0 million aggregate principal amount of Cash Convertible Senior Notes (2023 Notes) which were due and repaid in September 2023.
In 2017, we completed a German private placement (2017 Schuldschein) consisting of several tranches denominated in either U.S. dollars or euro at either floating or fixed rates and due at various dates through June 2027. As of September 30, 2023, a total of $116.0 million is outstanding.
In December 2020, we obtained a €400 million syndicated revolving credit facility with a contractual life of three years with the ability to extend by one year two times. No amounts were utilized at September 30, 2023. The facility can be utilized in euro and bears interest of 4.675% to 5.625% above EURIBOR, and is offered with interest periods of one, three or six months. The interest rate is linked to our ESG performance. We have additional credit lines totaling €27.0 million with no expiration date, none of which were utilized as of September 30, 2023.
In connection with certain acquisitions, we could be required to make additional contingent cash payments totaling up to $20.7 million based on the achievement of certain revenue and operating results milestones as further discussed in Note 15 "Commitments and Contingencies."
We expect that cash from financing activities will continue to be impacted by issuances of our common shares in connection with our equity compensation plans and that the market performance of our stock will impact the timing and volume of the issuances. Additionally, we may make future acquisitions or investments requiring cash payments, the issuance of additional equity or debt financing.
We believe that funds from operations, existing cash and cash equivalents, together with the proceeds from any public and private sales of equity, and availability of financing facilities, will be sufficient to fund our planned operations and expansion during the coming year. However, any global economic downturn may have a greater impact on our business than currently expected, and we may experience a decrease in the sales of our products, which could impact our ability to generate cash. If our future cash flows from operations and other capital resources are not adequate to fund our liquidity needs, we may be required to obtain additional debt or equity financing or to reduce or delay our capital expenditures, acquisitions or research and development projects. If we could not obtain financing on a timely basis or at satisfactory terms, or implement timely reductions in our expenditures, our business could be adversely affected.
Quantitative and Qualitative Disclosures about Market Risk
Our market risk relates primarily to interest rate exposures on cash, marketable securities, and borrowings and foreign currency exposures on intercompany and third-party transactions. The overall objective of our risk management strategy is to reduce the potential negative earnings effects from changes in interest and foreign currency exchange rates. Exposures are managed through operational methods and financial instruments. We do not use financial instruments for trading or speculative purposes. Our exposure to market risk from changes in interest rates and currency exchange rates has not changed materially from our exposure as discussed in Item 11 of our Annual Report on Form 20-F for the year ended December 31, 2022.
Foreign Currency Risk
QIAGEN’s functional currency is the U.S. dollar and most of our subsidiaries’ functional currencies are the local currencies of the countries in which they are headquartered. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of shareholders’ equity at historical rates. Translation gains or losses are recorded in shareholders’ equity, and transaction gains and losses are reflected in net income. Foreign currency transactions in the three- and nine-month periods ended September 30, 2023 resulted in net losses of $2.0 million and $5.3 million, respectively, compared to net gains of $3.1 million and $2.9 million, in the same periods of 2022, respectively, and are included in other (expense) income, net. The increased foreign currency losses in 2023 is partly due to currency losses in Turkey. As of April 1, 2022, we began accounting for our operations in Turkey as highly inflationary as the prior three-years cumulative inflation rate exceeded 100 percent.
As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions including intercompany items. We manage balance sheet exposure on a group-wide basis using foreign exchange forward contracts, foreign exchange options and cross-currency swaps. At September 30, 2023, we were party to various foreign exchange forward, option and swap arrangements which had an aggregate notional value of $484.7 million which expire at various dates through July 2024. Additional information on our foreign exchange contracts is included in Note 9 "Derivatives and Hedging."
We are exposed to currency risks from foreign exchange contracts. If each of the respective currency pairs for derivatives which do not qualify for hedge accounting varied from the rates used for the preparation of the condensed consolidated financial statements, this would have had an effect which would have been almost fully off-set by corresponding valuation adjustments in the positions which economically had been hedged by these foreign exchange derivatives. Accordingly, the net effect of such variance in currency rates would not have been material.
Interest Rate Risk
We are exposed to interest rate risk on our short-term investments and our debt. This exposure is managed in the aggregate with a focus on immediate and intermediate liquidity needs.
Interest income earned on our cash investments is affected by changes in the relative levels of market interest rates. We only invest in high-grade investment instruments. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements.
At September 30, 2023, we have $1.5 billion in current and long-term debt, of which $235.3 million is floating rate debt. We use interest rate derivative contracts to align our portfolio of interest bearing assets and liabilities with our risk management objectives. At September 30, 2023, we are party to cross currency interest rate swaps through 2025 for a total notional amount of €180.0 million under which we exchange, at specified intervals, the difference between the euro and USD interest amounts calculated on their respective fixed rates by reference to an agreed-upon euro and USD notional principal amounts. Also at September 30, 2023, we are party to cross currency interest rate swaps through 2025 for a total notional amount of CHF 542.0 million under which we exchange, at specified intervals, the difference between the CHF and USD interest amounts calculated on their respective fixed rates by reference to an agreed-upon CHF and USD notional principal amounts. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements.

We also make use of economic hedges. Further details of our derivative and hedging activities can be found in Note 9 "Derivatives and Hedging" to the accompanying condensed consolidated financial statements.
Recent Authoritative Pronouncements
For information on recent accounting pronouncements impacting our business, see Note 2 "Basis of Presentation and Accounting Policies" in the accompanying condensed consolidated financial statements.
Application of Critical Accounting Policies, Judgments and Estimates
The preparation of our financial statements in accordance with accounting principles generally accepted in the United States requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Critical accounting policies are those that require the most complex or subjective judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. Thus, to the extent that actual events differ from management’s estimates and assumptions, there could be a material impact on the financial statements. In applying our critical accounting policies, at times we used accounting estimates that either required us to make assumptions about matters that were highly uncertain at the time the estimate was made or were reasonably likely to change from period to period, having a material impact on the presentation of our results of operations, financial position or cash flows. While changing conditions in our global environment present additional uncertainty, we continue to use the best information available to form our estimates. Our critical accounting policies are those related to revenue recognition, income taxes, share-based compensation, investments, amortized intangible assets, acquisitions and fair value measurements.
Our critical accounting policies are discussed further in Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2022. Actual results in these areas could differ from management’s estimates.
Off-Balance Sheet Arrangements
We did not use special purpose entities and did not have off-balance-sheet financing arrangements as of September 30, 2023 and December 31, 2022.
Legal Proceedings
For information on legal proceedings, see Note 15 "Commitments and Contingencies" to the accompanying condensed consolidated financial statements.
While no assurances can be given regarding the outcome of the proceedings described in Note 15, based on information currently available, we believe that the resolution of these matters is unlikely to have a material adverse effect on our financial position or results of future operations for QIAGEN as a whole. However, because of the nature and inherent uncertainties of litigation, should the outcomes be unfavorable, certain aspects of our business, financial condition, and results of operations and cash flows could be materially adversely affected.

Risk Factors
Material risks that may affect our results of operations and financial position appear in Part I, Item 3 "Key Information" of the Annual Report on Form 20-F for the year ended December 31, 2022. There have been no material changes from the risk factors disclosed in Item 3 of our Form 20-F.

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